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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                    Town Sports International Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89214A102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 38 Pages
                         Exhibit Index Found on Page 37

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   1,861,348
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   1,861,348
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,861,348
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.2%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   2,099,112
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   2,099,112
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,099,112
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.1%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   1,021,256
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   1,021,256
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,021,256
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 4 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   2,500
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   2,500
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,500
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 5 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Tinicum Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            New York
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   2,500
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   2,500
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,500
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 6 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            RR Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   254,063
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   254,063
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            254,063
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            1.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 7 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Offshore Investors II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   90,500
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   90,500
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            90,500
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.3%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 8 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 9 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 10 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 11 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 12 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 13 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 14 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 15 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason E. Moment
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 16 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Rajiv A. Patel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 17 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

-------------===================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 18 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 19 of 38 Pages

                                       13D
===================
CUSIP No. 89214A102
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [   ]
                                                               (b) [ X ]**
    2
                   ** The reporting persons making this filing hold an aggregate of 5,331,279 Shares, which is 20.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                   [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                           7
        NUMBER OF                  -0-
                       ------------=============================================
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY                   5,331,279
                       ------------=============================================
          EACH                     SOLE DISPOSITIVE POWER
                           9
        REPORTING                  -0-
       PERSON WITH     ------------=============================================
                                   SHARED DISPOSITIVE POWER
                           10
                                   5,331,279
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,331,279
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  (See Instructions)
                                                                   [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            20.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 20 of 38 Pages

Item 1.  Security And Issuer
-------  -------------------

         This statement relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Town Sports International Holdings, Inc. (the "Company"). The Company's principal offices are located at 888 Seventh Avenue, New York, New York 10106.

Item 2.  Identity And Background
-------  -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Farallon Funds
         ------------------

                  (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;

                  (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it;

                  (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it;

                  (iv)     Farallon Capital Institutional  Partners III, L.P., a
                           Delaware  limited   partnership  ("FCIP  III"),  with
                           respect to the Shares held by it;

                  (v)      Tinicum   Partners,   L.P.,   a  New   York   limited
                           partnership ("Tinicum"), with respect to the Shares held by it;

                  (vi)     RR  Capital   Partners,   L.P.,  a  Delaware  limited
                           partnership ("RR"), with respect to the Shares held by it; and

                  (vii) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"), with respect to the Shares held by it.

         FCP, FCIP, FCIP II, FCIP III, Tinicum, RR and FCOI II are together referred to herein as the "Farallon Funds."

         The Farallon General Partner
         ----------------------------

                  (viii) Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds (the "Farallon General Partner"), with respect to the Shares held by each of the Farallon Funds.

         The Farallon Managing Members
         -----------------------------

                  (ix) The following persons who are managing members of the Farallon General Partner, with respect to the Shares held by the Farallon Funds: Chun R. Ding


                              Page 21 of 38 Pages

                           ("Ding"), William F. Duhamel ("Duhamel"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William
                           F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Jason E. Moment ("Moment"), Rajiv A. Patel ("Patel"), Derek C. Schrier ("Schrier"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

         Ding, Duhamel, Fried, Landry, Mellin, Millham, Moment, Patel, Schrier, Steyer and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

         (b)      The address of the principal  business and principal office of
(i) the Farallon Funds and the Farallon General Partner is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

         (c) The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

         (d) None of the Farallon Funds, the Farallon General Partner or any of the Farallon Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Farallon Funds, the Farallon General Partner or any of the Farallon Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Farallon Funds and the Farallon General Partner is set forth above.

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.


Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         Of the 5,331,279 Shares owned in aggregate by the Reporting Persons, 1,550,000 Shares were acquired at the time of the Company's IPO and 3,781,279 Shares were acquired prior to the Company's IPO.

         The net investment cost (including commissions) for the 1,550,000 Shares acquired by the Farallon Funds at the time of the Company's IPO is set forth below:


                              Page 22 of 38 Pages

      Entity              Shares Held                Approximate Net
      ------              -----------                ---------------
                                                     Investment Cost
                                                     ---------------
      FCP                    537,900                   $6,578,650
      FCIP                   586,600                   $7,152,600
      FCIP II                265,000                   $3,208,400
      FCIP III                 2,500                      $32,500
      Tinicum                  2,500                      $32,500
      RR                      65,000                     $785,850
      FCOI II                 90,500                   $1,176,500


         The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to FCP, Tinicum, RR and FCOI II, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP, Tinicum, RR and FCOI II at Goldman, Sachs & Co. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

         FCP, FCIP, FCIP II and RR acquired an aggregate of 3,781,279 Shares pursuant to the Company's February 4, 2004 restructuring. As part of such restructuring, each of FCP, FCIP, FCIP II and RR contributed to the Company their shares of Class A Common Stock and Series A Preferred Stock of Town Sports International, Inc. ("TSI") and received in return the same number of Class A Common Shares (now the Shares) and Series A Preferred Stock of the Company. Immediately prior to the Company's IPO, the Company effected a 14 for 1 stock split, which increased FCP, FCIP, FCIP II and RR's aggregate approximate 270,091 Shares to 3,781,279 Shares (as adjusted for fractional Shares).

Item 4.  Purpose Of The Transaction
------   --------------------------

         The purpose of the acquisition of the Shares is for investment and the acquisitions of the Shares by each of the Farallon Funds were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. One of the current members of the Company's Board of Directors, Jason M. Fish, was designated by the Reporting Persons pursuant to the stockholders agreement dated February 4, 2004, as amended, among the Reporting Persons, the Company and certain other stockholders of the Company (the "Stockholders Agreement"). Although the Stockholders Agreement terminated upon the consummation of the Company's June 7, 2006 initial public offering (the "IPO"), Mr. Fish continues to serve as member of the Company's Board of Directors. Mr. Fish is a former managing member of the Farallon General Partner and its affiliate Farallon Capital Management, L.L.C, and is now a special limited partner of FCP.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or, subject to the terms of the Lock-Up Agreement described in Item 6 below, dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity


                              Page 23 of 38 Pages
requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

         Also, consistent with their investment intent, the Reporting Persons intend to engage in communications with Mr. Fish, and may engage in communications with one or more officers of the Company, one or more other members of the board of directors of the Company and/or one or more shareholders of the Company regarding the Company, including but not limited to its operations, capital structure and/or any current or future initiatives that may be proposed or adopted by the Company's management or board of directors. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         (a)      The Farallon Funds
                  ------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 25,976,602 Shares outstanding after the consummation of the Company's IPO as reported by the Company in its Prospectus on Form 424B filed with the Securities and Exchange Commission on June 2, 2006.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Farallon Funds in the past 60 days are set forth on Schedules A-G hereto and are incorporated herein by reference. Such transactions consisted of (i) purchases from the Company under its IPO registration statement and (ii) purchases from Canterbury Mezzanine Capital, L.P. and Canterbury Detriot Partners, L.P. (together "Canterbury") under the Company's IPO registration statement. The purchases from Canterbury were made pursuant to the terms of a purchase agreement between Canterbury and certain of the Reporting Persons.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.


                              Page 24 of 38 Pages

         (b)      The Farallon General Partner
                  ----------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         (c)      The Farallon Individual Reporting Persons
                  -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not Applicable.

         The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of the Faral lon General Partner with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or Relationships With Respect
------   ---------------------------------------------------------------------
 To Securities Of The Issuer
----------------------------

         The Reporting Persons are party to a Registration Rights Agreement dated as of February 4, 2004, as amended (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the Reporting Persons and certain other shareholders of the Company have the right to require the Company, at the Company's expense and subject to certain limitations, to register under the Securities Act of 1933, as amended (the "Securities Act"), all or part of the Shares held by them (the "Registrable Securities"). Under such agreement, the Reporting Persons are entitled to demand one long-form registration (but only one year after the Company has


                              Page 25 of 38 Pages
consummated an initial registered public offering of its Shares) and up to three short-form registrations. All holders of Registrable Securities, including the Reporting Persons, are entitled to an unlimited number of "piggyback" registrations, with the Company paying all expenses of the offering, whenever the Company proposes to register its Shares under the Securities Act. Each such holder is subject to certain limitations on its ability to participate in such a "piggyback" registration. In addition, under the Registration Rights Agreement, the Company has agreed to indemnify all holders of Registrable Securities against certain liabilities, including certain liabilities under the Securities Act.

         The Reporting Persons, together with all of the Company's officers and directors and certain other security holders of the Company, entered into a lock-up agreement in conjunction with the IPO (the "Lock-Up Agreement"). Under the Lock-Up Agreement the Reporting Persons agreed not to transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares for 180 days after the date of IPO prospectus. Transfers can be made sooner with the prior written consent of Credit Suisse Securities (USA) LLC, and in the case of certain transfers to affiliates or if made as a bona fide gift, provided, that any transferee or donee agrees to be bound by the 180-day transfer restriction. The aggregate of 1,300,000 Shares acquired by certain of the Reporting Persons from Canterbury are not subject to the terms of the Lock-Up Agreement and are immediately registrable under the Securities Act upon consummation of the IPO.

         This summary of the Registration Rights Agreement, the Lock-Up Agreement and the Executive Stock Agreement is qualified in its entirety by the full terms and conditions of the each such agreement, including the amendments thereto. For a copy of the Registration Rights Agreement, see Exhibits 10.8,
10.9 and 10.9.1 to the Company's Amended Registration Statement on Form S-1 filed with the SEC on June 1, 2006, which documents are incorporated by reference herein. For a copy of a form of the Lock-Up Agreement, see Annex I to
Exhibit 1.1 to the Company's Amended Registration Statement on S-1 filed with the SEC on May 22, 2006, which document is incorporated by reference herein.

         As noted in Item 4 above, Jason M. Fish was a former managing member of the Farallon General Partner and its affiliate Farallon Capital Management, L.L.C. and is currently a special limited partner of FCP. As such, Mr. Fish is entitled to a portion of the profits realized from the performance of the Shares owned by the Farallon Funds and Managed Accounts.

         The Reporting Persons hold, in aggregate, $6,415,000 principal amount of 9.625% Senior Secured Notes due 04/15/11 issued under that certain Indenture dated as of April 16, 2003 among TSI, the guarantors party thereto and the Bank of New York and guaranteed by the Company pursuant to that certain Guaranty dated September 21, 2004.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


                              Page 26 of 38 Pages

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The Registration Rights Agreement, including amendments, were filed as Exhibits 10.8, 10.9 and 10.9.1 to the Company's Amended Registration Statement on Form S-1 filed with the SEC on June 1, 2006, which documents are incorporated herein by reference. A form of the Lock-Up Agreement described in Item 6 was filed as Annex I to Exhibit 1.1 to the Company's Amended Registration Statement on Form S-1 filed with the SEC on May 22, 2006, which document is incorporated herein by reference.






















                              Page 27 of 38 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19,  2006


                           /s/ Monica R. Landry
                        ----------------------------------------
                        FARALLON PARTNERS, L.L.C.,
                        On its own behalf and
                        as the General Partner of
                        FARALLON CAPITAL PARTNERS, L.P.,
                        FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P.
                        RR CAPITAL PARTNERS, L.P. and
                        FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
                        By Monica R. Landry,
                        Managing Member


                           /s/ Monica R. Landry
                        ----------------------------------------
                        Monica R. Landry, individually and as attorney-in-fact for each of Chun R. Ding, William F. Duhamel,
                        Richard B. Fried, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly

         The Powers of Attorney executed by Duhamel, Fried, Mellin, Millham, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by Ding and Schrier authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference.


                              Page 28 of 38 Pages

                                                                         ANNEX 1

         Set forth below with respect to the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Farallon Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.


1.       The Farallon General Partner
         ----------------------------

         (a)      Farallon Partners, L.L.C.
         (b)      c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, California  94111
         (c)      Serves as general partner to investment partnerships
         (d)      Delaware limited liability company
         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.       Managing Members of the Farallon General Partner
         ------------------------------------------------

         Each of the managing members the Farallon General Partner other than Swart is a citizen of the United States. Swart is a citizen of New Zealand. The business address of each of the managing members of the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Farallon General Partner. The principal occupation of each other managing member of the Farallon General Partner is serving as a managing member of the Farallon General Partner. None of the managing members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.








                              Page 29 of 38 Pages

                                   SCHEDULE A
                                   -----------

                         FARALLON CAPITAL PARTNERS, L.P.
                         -------------------------------


                                   NO. OF SHARES                  PRICE
        TRADE DATE                  PURCHASED                  PER SHARE($)
       ------------                -----------                -------------

          6/7/06                     537,900                     12.09*














*The Reporting Person purchased 82,900 of the Shares reported on this Schedule through the underwriters in the Company's IPO. As part of such purchase, the Reporting Persons paid an underwriters discount of $0.91 per Share. The total price including the underwriters discount for such 82,900 Shares was $13.00 per Share.


                              Page 30 of 38 Pages

                                   SCHEDULE B
                                   ----------

                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.
                  ---------------------------------------------


                                  NO. OF SHARES                  PRICE
        TRADE DATE                 PURCHASED                  PER SHARE($)
       ------------               -----------                -------------

          6/7/06                    586,600                     12.09*

















* The Reporting Person purchased 66,600 of the Shares reported on this Schedule through the underwriters in the Company's IPO. As part of such purchase, the Reporting Persons also paid an underwriters discount of $0.91 per Share. The total price including the underwriters discount for such 66,600 Shares was $13.00 per Share.


                              Page 31 of 38 Pages

                                   SCHEDULE C
                                   ----------

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
                ------------------------------------------------



                                   NO. OF SHARES                PRICE
       TRADE DATE                   PURCHASED                PER SHARE($)
      ------------                 -----------              -------------

         6/7/06                      265,000                   12.09*














* The Reporting Person purchased 5,000 of the Shares reported on this Schedule through the underwriters in the Company's IPO. As part of such purchase, the Reporting Persons also paid an underwriters discount of $0.91 per Share. The total price including the underwriters discount for such 5,000 Shares was $13.00 per Share.


                              Page 32 of 38 Pages

                                   SCHEDULE D
                                   ----------

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
                -------------------------------------------------

                                  NO. OF SHARES                  PRICE
       TRADE DATE                  PURCHASED                  PER SHARE($)
      ------------                -----------                -------------

         6/7/06                      2,500                      12.09*
















* The Reporting Person purchased all of the Shares reported on this Schedule through the underwriters in the Company's IPO. As part of such purchase, the Reporting Persons also paid an underwriters discount of $0.91 per Share. The total price including the underwriters discount for such 2,500 Shares was $13.00 per Share.


                              Page 33 of 38 Pages

                                   SCHEDULE E
                                   ----------


                             TINICUM PARTNERS, L.P.
                             ----------------------


                                   NO. OF SHARES                PRICE
        TRADE DATE                  PURCHASED                PER SHARE($)
       ------------                -----------              -------------

          6/7/06                      2,500                    12.09*
















* The Reporting Person purchased all of the Shares reported on this Schedule through the underwriters in the Company's IPO. As part of such purchase, the Reporting Persons also paid an underwriters discount of $0.91 per Share. The total price including the underwriters discount for such 2,500 Shares was $13.00 per Share.


                              Page 34 of 38 Pages

                                   SCHEDULE F
                                   ----------


                            RR CAPITAL PARTNERS, L.P.
                            -------------------------


                                   NO. OF SHARES                 PRICE
       TRADE DATE                   PURCHASED                 PER SHARE($)
      ------------                 -----------               -------------

         6/7/06                      65,000                      12.09

















                              Page 35 of 38 Pages

                                   SCHEDULE G
                                   ----------


                  FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
                  --------------------------------------------


                                  NO. OF SHARES                    PRICE
       TRADE DATE                  PURCHASED                    PER SHARE($)
      ------------                -----------                  -------------

          6/7/06                     90,500                      12.09*






















* The Reporting Person purchased all of the Shares reported on this Schedule through the underwriters in the Company's IPO. As part of such purchase, the Reporting Persons also paid an underwriters discount of $0.91 per Share. The total price including the underwriters discount for such 90,500 Shares was $13.00 per Share.


                              Page 36 of 38 Pages

                                  EXHIBIT INDEX


EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)





















                              Page 37 of 38 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  June 19, 2006


                          /s/ Monica R. Landry
                       ----------------------------------------
                       FARALLON PARTNERS, L.L.C.,
                       On its own behalf and
                       as the General Partner of
                       FARALLON CAPITAL PARTNERS, L.P.,
                       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P.,
                       RR CAPITAL PARTNERS, L.P. and
                       FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
                       By Monica R. Landry,
                       Managing Member


                          /s/ Monica R. Landry
                       ----------------------------------------
                       Monica R. Landry, individually and as attorney-in-fact for each of Chun R. Ding, William F. Duhamel,
                       Richard B. Fried, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly





                              Page 38 of 38 Pages